24001207

S

Washington, _



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| SEC FILE NUMBER |
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# ANNUAL REPORTS
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Blue Vista Capital, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☐ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

353 N. Clark St. Suite 730

(No. and Street)

| Chicago | IL | 60654 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Stacy Strange | 312-324-6059 | sstrange@bluevistallc.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Davila Advisory, LLC

(Name – if individual, state last, first, and middle name)

| 10135 Manchester Rd Ste 206 | St Louis | MO | 63122 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Peter Stelian, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Blue Vista Capital, LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

OFFICIAL SEAL
CAROLINE MARYSE KIDWELL
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires August 23, 2027

Signature: [signature]

Title: Managing Principal

[signature]
Notary Public

**This filing** contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ■ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

DAVILA ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Members of
Blue Vista Capital, LLC

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of Blue Vista Capital, LLC (the "Company") as of December 31, 2023, and the related statements of income, changes in members' equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Blue Vista Capital, LLC as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Auditor's Report on Supplemental Information**

The information in Schedules I, II, & III (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information in Schedules I, II, & III is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Blue Vista Capital, LLC's auditor since 2023.

Davila Advisory, LLC

Saint Louis, Missouri
March 22, 2024

T : (314) 965-9775 F : (314) 476-9660 W : www.davilaadvisory.com
A : 10135 Manchester Rd, Suite 206, St. Louis, MO 63122

**BLUE VISTA CAPITAL, LLC**

**STATEMENT OF FINANCIAL CONDITION**

**December 31, 2023**

**ASSETS**

| | | |
|---|---|---|
| **ASSETS** | | |
| Cash and Cash Equivalents | $ 164,495 | |
| Prepaid Expense | 6,676 | |
| TOTAL CURRENT ASSETS | | $ 171,171 |
| TOTAL ASSETS | | $ 171,171 |

**LIABILITIES AND MEMBERS' EQUITY**

| | | |
|---|---|---|
| **LIABILITIES** | | |
| Accounts Payable and Accrued Expenses | $ 96,275 | |
| TOTAL CURRENT LIABILITIES | | $ 96,275 |
| **MEMBERS' EQUITY** | | |
| Managing Members' Equity | 74,896 | |
| TOTAL MEMBERS' EQUITY | | 74,896 |
| TOTAL LIABILTIES AND MEMBERS' EQUITY | | $ 171,171 |

See accompanying notes to the financial statements.

**BLUE VISTA CAPITAL, LLC**

**STATEMENT OF INCOME**

**Year Ended December 31, 2023**

| | | |
|---|---|---|
| **REVENUES** | | |
| Asset Management Service Fees | $ 743,720 | |
| Real Estate Investment Advisory Fee | 339,833 | |
| TOTAL REVENUES | | $ 1,083,553 |
| **EXPENSES** | | |
| Asset Management Fees | 727,720 | |
| Occupancy and Administrative Expenses | 254,057 | |
| Professional Fees | 64,505 | |
| License, Dues and Fees | 10,715 | |
| Insurance | 1,134 | |
| TOTAL EXPENSES | | 1,058,131 |
| **OPERATING INCOMING** | | 25,422 |
| **OTHER INCOME** | | |
| Interest Income | | 188 |
| NET INCOME | | $ 25,610 |

See accompanying notes to the financial statements.

**BLUE VISTA CAPITAL, LLC**

**STATEMENT OF CHANGES IN MEMBERS' EQUITY**

**Year Ended December 31, 2023**

| | Total Members' Equity |
|---|---|
| Balance at December 31, 2022 | $ 49,286 |
| Members' Contribution | - |
| Net Income | 25,610 |
| Members' Draw | - |
| Balance at December 31, 2023 | $ 74,896 |

**BLUE VISTA CAPITAL, LLC**

**STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS**

**Year Ended December 31, 2023**

| | | |
|---|---|---|
| Subordinated Borrowings at December 31, 2022 | $ | - |
| Increases: | | |
| Issuances of Subordinated Notes | | - |
| Decreases: | | |
| Payment of Subordinated Notes | | - |
| Subordinated Borrowings at December 31, 2023 | $ | - |

See accompanying notes to the financial statements.

**BLUE VISTA CAPITAL, LLC**

**STATEMENT OF CASH FLOWS**

**Year Ended December 31, 2023**

| | | |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | | |
| Net Income | | $ 25,610 |
| Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities: | | |
| Increase in Operating Assets: | | |
| Prepaid Expense | 1,179 | |
| Increase in Operating Liabilities: | | |
| Accounts Payable and Accrued Expenses | 27,574 | |
| Total Adjustments | | 28,753 |
| NET CASH PROVIDED BY OPERATING ACTIVITIES | | 54,363 |
| Total Increase in Cash | | 54,363 |
| Cash at December 31, 2022 | | 110,132 |
| Cash at December 31, 2023 | | $ 164,495 |
| Supplemental Cash Flows Disclosures: | | |
| Income Tax Payments | | $ - |
| Interest Payments | | $ - |

See accompanying notes to the financial statements.

**BLUE VISTA CAPITAL, LLC**

**NOTES TO THE FINANCIAL STATEMENTS**

**Year Ended December 31, 2023**

## NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS:

Blue Vista Capital, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's primary focus is on raising capital for real estate ventures and is limited to private placement of securities. The Company does not carry customers' accounts or clear customers' securities transactions. The Company is an Illinois Limited Liability Company.

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Revenue Recognition Policy

Revenue is recognized in accordance with ASU 2014-09, Revenue (Topic 606): Revenue from Contracts with Customers. All revenue recognized in the statement of income is considered to be revenue from contracts with customers. Asset management fee revenue is determined based on capital invested and is earned quarterly. Investment advisory fees are fixed annual amounts, per signed agreements, that are payable quarterly in equal installments as soon as practicable by the funds. The fees are pro-rated for partial quarters. As such, revenue from remaining performance obligations is not significant.

At December 31, 2023, no net receivables related to contracts with customers were outstanding.

Cash and Cash Equivalents

The Company considers all short-term highly liquid investments to be cash equivalents. The Company considers money market funds to be cash equivalents.

Income Taxes

Blue Vista Capital, LLC is a Limited Liability Company taxed as a partnership. Blue Vista Capital, LLC pays no Federal income taxes (under most circumstances) since their earnings are taxed directly to the members. The Company's income tax returns for the years ending December 31, 2020, 2021, and 2022 are subject to examination by the taxing authorities, generally for three years after they are filed.

Accounts Receivable

Accounts receivable are carried at the contractual agreed upon amount less an estimate for credit losses based on review of all outstanding amounts on a monthly basis.

Concentrations of Credit Risk

The Company maintains its cash balances in one financial institution. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2023, the Company had no uninsured cash balances.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Subsequent Events

The Company has evaluated subsequent events through March 22, 2024, the date the financial statements were available to be issued.

## NOTE 3 - CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS:

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, they do not have to comply with the reserve requirement as stated in Rule 15c3-3 of the Securities and Exchange Commission. Therefore, no segregation of cash has been made.

## NOTE 4 - COMMITMENTS AND RELATED PARTY TRANSACTIONS:

On February 1, 2021, the Company entered into an amended and restated expense sharing agreement for a fee based on an allocation of actual costs and expenses. The Company incurred professional and administrative service costs with a related party of $252,813 during the year ended December 31, 2023.

On October 1, 2012, the Company entered into an agreement with an affiliated company to provide investment advisory services relating to an acquisition of specified core student housing investments involving the State of Wisconsin Investment Board and reimburse the related party for all expenses. As part of this agreement, Blue Vista Capital, LLC received funds of $743,720 and paid expenses of $727,720 during the year ended December 31, 2023.

On May 11, 2021, the Company entered into an agreement with an affiliated company, Blue Vista Finance, LLC, to provide services from time to time for a fee of $4,000 per quarter. The Company received service fees of $16,000 during the year ended December 31, 2023.

The Company has entered into investment advisory agreements with eleven affiliated companies to oversee and manage all matters pertaining to the respective funds of each company.

Disclosure for the funds for the year ended December 31, 2023 is as follows:

| Fund | Earned during 2023 |
|---|---|
| Blue Atlantic Acquisition Group II, LLC | $30,000 |
| Blue Vista Real Estate Partners IV, L.P. | $30,000 |
| Blue Vista Student Housing Select Strategies Fund, L.P. | $30,000 |
| Blue Vista Finance, L.P. | $30,000 |
| Blue Vista Real Estate Partners V, L.P. | $30,000 |

| | |
|---|---|
| Blue Vista Student Housing III, L.P. | $30,000 |
| BV OZ Gainesville Venture, LLC | $30,000 |
| Blue Vista Accelerator Fund, L.P. | $30,000 |
| OP Trust Student Housing Platform | $30,000 |
| Blue Vista City Select Fund L.P. | $30,000 |
| Blue Vista Real Estate Partners VI, L.P. | $23,833 |

## NOTE 5 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2023, the Company had net capital of $68,220, which was $61,802 in excess of its required net capital of $6,418. The Company has outstanding indebtedness of $96,275 as of December 31, 2023.

## NOTE 6 – MAJOR CUSTOMERS:

For the year ended December 31, 2023, one customer represented 68.64% of total revenue.

## SCHEDULE I

## BLUE VISTA CAPITAL, LLC

## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

### Year Ended December 31, 2023

| | |
|---|---|
| **Net Capital** | |
| Total Members' Equity | $ 74,896 |
| Deduct: Members' Equity Not Allowable for Net Capital | - |
| Total Members' Equity Qualified for Net Capital | 74,896 |
| Deductions and/or charges: | |
| Nonallowable assets: | |
| Accounts Receivable | - |
| Prepaid Expenses | 6,676 |
| Net Capital Before Haircuts on Securities | 68,220 |
| Haircuts on Securities pursuant to Rule 15c3-1: | |
| Money Market Instruments | - |
| NET CAPITAL | $ 68,220 |
| Minimum Net Capital Required | $ 6,418 |
| Excess Net Capital | $ 61,802 |
| **Aggregate Indebtedness** | |
| Items Included in Statement of Financial Condition | |
| Accounts Payable and Accrued Expenses | $ 96,275 |
| Items Not Included in Statement of Financial Condition | |
| Other Unrecorded Amounts | - |
| TOTAL AGGREGATE INDEBTEDNESS | $ 96,275 |
| **Computation of Basic Net Capital Requirement** | |
| Ratio: Aggregate Indebtedness to Net Capital | 141.12% |

**Reconciliation with the Company's Computation of Net Capital**

There were no differences noted between the Company's computation of net capital and the net capital computed above.

**SCHEDULE II and III**

**BLUE VISTA CAPITAL, LLC**

**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 FOR THE YEAR ENDED DECEMBER 31, 2023**

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no accounts, does not hold funds or securities for or owe money or securities to customers. The Company effectuates all financial transactions on behalf of their customers on a fully disclosed basis. Accordingly, there are no items to report under the requirements of this Rule.

DAVILA ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Members of
Blue Vista Capital, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Blue Vista Capital, LLC (the Company) identified the following provision of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: 2(i) (exemption provision) and (2) The Company stated that Blue Vista Capital, LLC met the identified exemption provision throughout the most recent fiscal year without exemption. Blue Vista Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Blue Vista Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Davila Advisory, LLC

Saint Louis, Missouri
March 22, 2024

blue vista

BLUE VISTA CAPITAL, LLC
353 NORTH CLARK STREET, SUITE 730, CHICAGO, IL 60654
T 312.578.0033 F 312.828.0139 WWW.BLUEVISTALLC.COM

Exemption Report

Blue Vista Capital LLC's Exemption Report Blue Vista Capital (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k): (2)(i)
(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Blue Vista Capital LLC

I, Peter Stelian, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________